News Release	No. 191-2010 October 6, 2010

Platinum Group Metals Restates 3rd Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) reports that the consolidated financial statements of the Company for the three and nine month periods ended May 31, 2010 have been restated to reflect future income tax expense relating to the dissolution of the WBJV.  The Company initially estimated that the tax basis of the WBJV was approximately equal to the carrying amount on the consolidated financial statements.  The Company has performed further analysis and now estimates a taxable temporary difference arising from the restructuring of the WBJV and the sale of WBJV Project 2 to Wesizwe for an additional interest in Maseve.  This restatement is for accounting purposes and the resulting accrual for future income tax expense is a non-cash item.  As previously reported the Company has determined that this transaction qualified for relief from current taxes payable in accordance with Section 42 of the South African Income Tax Act 58 of 1962.

The following table summarizes the impact of the adjustment on the consolidated financial statements for the respective periods:

Consolidated balance sheet

As of May 31, 2010

     Debit (Credit)

Future income tax liability

      (11,900,000)

Shareholders’ equity

       11,900,000

Consolidated statement of shareholders’ equity

As of May 31, 2010

      Debit (Credit)

Net earnings for the period

        11,900,000

Consolidated statement of operations

     Quarter ended

Nine months ended

      May 31, 2010

    May 31, 2010

      Debit (Credit)         Debit (Credit)

Future income tax expense

11,900,000

       11,900,000

Earnings (loss) for the period

11,900,000

       11,900,000

Comprehensive earnings (loss) for the period

11,900,000

       11,900,000

Restated earnings for the nine month period ended May 31, 2010 were $30,800,454 and basic and diluted restated earnings per share were $0.33 and $0.32, respectively, for the nine month period.  The adjustment decreases the Company’s basic and diluted earnings per share by $0.13 and $0.12, respectively, for the nine month period.  There was no impact on operating, investing or financing cash flows to those previously reported.

PLATINUM GROUP METALS LTD.

…2

Restated Financial Statements and Management’s Discussion and Analysis have been reviewed by the Audit Committee and the Board of Directors and have been refiled on www.Sedar.com.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. Platinum Group holds mineral rights in both Canada and South Africa and in addition to the WBJV Project 1 Platinum mine with a completed feasibility study, the Company has two active exploration joint ventures with JOGMEC, the Japanese state company. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.